Exhibit 99.2

IDEX Biometrics

Interim Report for the Third Quarter of 2021

Oslo, Norway – 04 November 2021—IDEX Biometrics ASA, a leading provider of advanced fingerprint identification and authentication solutions for payment cards and adjacent applications, today released its financial results for the three and nine months ended September 30, 2021.

A webcast presentation will be held by Vince Graziani, Chief Executive Officer, at 15:00 CET, The webcast presentation can be viewed at the following link:

https://channel.royalcast.com/landingpage/hegnarmedia/20211104_13/

The interim report and the presentation to be used in the webcast are available on the company’s website:

www.idexbiometrics.com/investors/interim-results/

The interim report and the presentation are attached to this notice (as .pdf files).

Commercial and Market Updates

Recent achievements reflect accelerating progress toward large-scale smart card deployment with card manufacturers and issuers:

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In July, IDEX Biometrics and Infineon Technologies AG jointly announced a card reference design integrating the company’s TrustedBio fingerprint authentication solution with Infineon’s latest generation secure element, the SLC38BML800 security controller. This reference design allows card manufacturers to produce biometrically-secured cards with high performance, low costs, and accelerated time-to-market. During the third quarter, the Company delivered development kits for this reference design to numerous customers of Infineon, which enjoys the largest share of the global market for secure elements.

•

In September, Union Smart Card Co., Ltd., a leading Chinese vendor of smart cards and related products, released its Cold Wallet Visual Payment Card, a “cold wallet,” stored-value solution for use in implementation of China’s Digital Currency/Electronic Payment (DCEP) initiative. The Cold Wallet Visual Payment Card, secured by an IDEX Biometrics solution, offers a secure and convenient alternative to mobile wallets on smartphones for managing digital currency. It also brings secure digital currency solutions to the portion of the Chinese population without banking relationships or mobile phones, which is a major priority of the People’s Bank of China, the country’s central bank.

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In November, the company received the largest order to date for its TrustedBio® solution, in support of mass production of IDEMIA’s best-in-class F.CODETM payment card. Immediately prior to this order from IDEMIA, VISA and Mastercard notified IDEMIA of their respective certifications of the F.CODE payment card. The certifications confirm that the card, including the company’s latest fingerprint authentication solution, had passed each organization’s respective requirements for performance, interoperability, and security.

IDEX Biometrics continues to enjoy sustained demand from its initial customer for a card-based access control solution for computer networks, addressing the vulnerabilities of password-based credentials with an easy-to-use, cost effective, and highly secure solution based on the company’s technologies.

Vince Graziani, Chief Executive Officer, commented, “My colleagues and I are pleased to report the recent accomplishments of the company. Order backlog continued its expansion, driven by our partner IDEMIA, which received important certifications from VISA and Mastercard. With our partner Infineon, we introduced a game-changing reference design enabling manufacturers to rapidly reach cost-effective production of high-performance cards. We also are proud of our role in the development of Union Smart’s new multi-function, stored-value payment card. In collaboration with the six largest domestic banks, this card is an important element of the digital currency initiative of the People’s Bank of China. Based on these accomplishments and our ongoing work with manufacturers and issuers worldwide, we are very encouraged regarding the long-awaited uptake in card-based fingerprint authentication is underway.“

Third Quarter and Year-to-Date Financial Performance

For the third quarter ended September 30, 2021, IDEX Biometrics recorded consolidated revenue of $732 thousand. Sequentially, third quarter revenue increased approximately 5% from the second quarter of 2021, reflecting higher shipments of the company’s current generation solutions. By comparison, third quarter 2020 revenue was $258 thousand, with current period revenue representing a year-over-year increase of 195%. For the first nine months of 2021, the Company recorded consolidated revenue of $2.1 million, compared to $497 thousand for first nine months of 2020, representing an increase of approximately 313%.

Gross profit (i.e., revenue less Purchases, net of inventory change), as a percentage of revenue, was approximately 59% in the third quarter of 2021, compared sequentially to approximately 56% in the second quarter of 2021. In the third quarter of 2020, a similarly calculated gross profit margin was approximately 82%, with the higher figure reflecting product mix and a relatively high amount of service revenue. On a year-to-date basis, a similarly calculated gross profit margin for the nine months ended September 30, 2021, was approximately 60%, compared to approximately 80% for the nine months ended September 30, 2020, reflecting the shift to product revenue from service revenue during the prior year-to-date period.

Net loss for the third quarter of 2021 totaled approximately ($7.2 million), representing a loss per share of ($0.01), in contrast to approximately ($7.2 million) for the second quarter of 2021, representing a loss per share of ($0.01), and ($6.8 million) for the third quarter of 2020, representing a loss per share of ($0.01).

For further information contact:

Marianne Bøe, Investor Relations

E-mail: marianne.boe@idexbiometrics.com

Tel: + 47 9180 0186

Brett L. Perry, U.S. Investor Relations

E-mail: bperry@sheltongroup.com

Tel: +1 214 272 0070

About IDEX Biometrics

IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a leading provider of fingerprint identification technologies offering simple, secure, and personal authentication for all. We help people make payments, prove their identity, gain access to information, or unlock devices with the touch of a finger. We invent, engineer, and commercialize these secure, yet incredibly user-friendly solutions. Our total addressable market represents a fast growing multi-billion-unit opportunity.

For more information, visit www.idexbiometrics.com

Trademark Statement

The wordmark ‘IDEX’, the trade name TrustedBio, and the IDEX logo are registered trademarks of IDEX Biometrics ASA. All other brands or product names are the property of their respective holders.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act